Filed by Rockville Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: United Financial Bancorp, Inc.
SEC Registration Statement No.: 000-52947

United Bank & Rockville Bank Merger
Questions & Answers for Employees

1.	Why did Rockville Bank and United Bank decide to merge?

This is a merger of equals: two strong, independent-minded community banks with very similar histories and reputations in our respective markets that will create a premier community bank in New England which will be far more efficient, profitable and competitive. While we are integrating our two banks we will continue with our sound strategy to also grow organically.

Rockville Bank and United Bank have been steadfast in serving generations of customers and supporting surrounding communities for more than 100 years and now we are one “United” banking team, coming together to form a new partnership to better serve our customers through the first-class banking we are known for providing. Just like Rockville Bank, which founding dates back to 1858, United Bank has championed the same steadfast values since 1882 when it comes to employees, customers and our respective communities.

Combined, we will be an approximately $4.8 billion bank with over 50 banking locations stretching from New Haven County, Connecticut to West Springfield and Worcester, Massachusetts.  We will have the scale and ability to deliver new and existing customers the best banking products and services, offer customers advanced banking technology solutions and provide them with many more locations to do their banking.

Our combined company will also be the #1 community bank by deposit market share in the Springfield and Hartford area and will become the 8th largest public depository institution in New England by asset size.

We will offer our combined employees more opportunities for growth and development and have the capacity to serve our communities in more ways than before.

2.	Who will lead the merged company?

Bill Crawford, currently President and CEO of Rockville Bank, will be the Chief Executive Officer of the new United Bank. Jeff Sullivan, currently Executive Vice President and Chief Operating Officer of United Bank, will be the President and report to Bill. Further information regarding the entire leadership team will be announced in the coming days.

3.	Where will the Headquarters be located?

Executive headquarters will be located at 45 Glastonbury Boulevard in Glastonbury, Connecticut, which is the current headquarters for Rockville Bank. We will also maintain administrative offices and operations centers in South Windsor, West Springfield and Worcester.  As part of the integration process, we will evaluate all of the back office operation centers to determine how best to utilize the space that we have.

4.	What is the name of the combined bank?

The new combined bank will be called United Bank – creating a new bank united by the best of both companies. United Bank is traded on the NASDAQ Global Select Market under the symbol: UBNK.

5.	When will the merger be final?

We anticipate the legal closing to take place sometime in the first half of 2014. Now that we have announced the planned merger, Rockville Bank and United Bank are beginning the process of obtaining regulatory and shareholder approval.  We will keep you informed of key milestones in the merger process and the progress we are making toward final approval.

6.	Will we see changes right away?

Not right away.  As we move through the regulatory and shareholder approval process we will begin planning for the integration of our two banks.  Teams will be formed to determine what is needed and project plans will be put into place.  Following the legal closing, the integration of our operations will accelerate and continue through the data processing conversion, which is expected to take place in Q4 2014. We will provide you with an integration timeline so you are well informed of key milestones and expectations throughout the process.

7.	Will there be job losses?

We are only in the very beginning stages of the merger process but we do expect there to be position eliminations. But this merger will also require us to create new jobs too.

Over time, we will look at duplicative services that exist and determine how to create efficiencies without compromising service to our customers. The two banks do have some overlapping branches and redundant job functions.

We will be evaluating staffing structures as we integrate the two banks. Because of the length of time between this announcement, the anticipated timing of the data processing conversion and the integration process that will continue into 2015, we will make every attempt to do this through natural attrition in a way that adheres to both companies’ long tradition of taking care of our employees.  Under circumstances where this is not possible, affected full-time employees will be supported with a severance package.

8.	How will my benefits be affected?

Your benefits as they are today will remain unchanged at least until the legal closing date of the merger. We plan to carefully examine the benefits packages offered to employees of both banks to determine the best combination of both. We will share information with you about any changes and enhancements to employee benefits as the integration progresses.

9.	How will we be kept informed of next steps and who should we contact if we have questions not answered in this Employee Q&A?

We have crafted a detailed communications plan that will guide us through the merger process to keep employees, customers, shareholders and the community informed during the integration process. We will be launching an Intranet page in the coming weeks that will be accessible to both Rockville and United employees so you can get timely updates regarding the merger. We may not have the answers to all your important questions right now, but we will share information with you when we have it.

We also encourage you to raise questions to your supervisor who can bring them to your department heads and senior management for answers. This will be about two way communication – we are here to listen to our employees and we will share information about the merger when we can.

Cautionary Statements Regarding Forward-Looking Information

            This document contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Rockville’s or United’s expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving United and Rockville, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither Rockville nor United assumes any duty to update forward-looking statements.  In addition to factors previously disclosed in Rockville’s and United’s  reports filed with the Securities and Exchange Commission, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Rockville and United shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Rockville and United businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Rockville’s stock price before closing, including as a result of the financial performance of United prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information for Stockholders

In connection with the proposed merger, Rockville will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Rockville and United and a prospectus of Rockville, as well as other relevant documents concerning the proposed transaction.  Rockville and United will mail the joint proxy statement/prospectus to their stockholders.  SHAREHOLDERS OF ROCKVILLE AND UNITED ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Rockville and United at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Rockville’s website at www.rockvillefinancialinc.com under the section “SEC Filings” or at United’s website at www.bankatunited.com under the tab “About Us” and then “Investor Relations,” and then under the heading “SEC Filings.”

Rockville, United and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Rockville’s and United’s  shareholders in connection with the proposed merger. Information about the directors and executive officers of Rockville and their ownership of Rockville common stock is set forth in the proxy statement for Rockville’s 2013 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 4, 2013. Information about the directors and executive officers of United and their ownership of United common stock is set forth in the proxy statement for United’s 2013 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on March 13, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.